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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 12)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 28, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                936,501    SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0      SHARES
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         936,501    SHARES
                         -------
                   10. SHARED DISPOSITIVE POWER
                             0      SHARES
                         -------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
     PERSON  936,501 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.8%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

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Item 1.        Security and Issuer.

      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 5.        Interest in Securities of the Issuer.

      As a result of a clerical error, Item 5 is amended to read in its entirety as follows:

     GC is the beneficial owner of and has the power to vote and dispose of 656,661 shares of Common Stock (constituting 60.7%
of the outstanding voting stock) and 279,840 Common Stock Purchase Warrants ("Warrants"); as determined for purposes of this Statement, the foregoing constitutes 68.8% of the outstanding shares of Common Stock. The Warrants were received from the Company on December 17, 1997 as a pro rata distribution to holders of record of the Company's Common Stock as of June 5, 1997. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GC.

      Effective  April  20, 2000, GC acquired 34,540  shares  of
Common  Stock  at $9.25 per share (the last trade price  of  the
Common   Stock  on  NASDAQ  an  April  19,  2000)   in   private
transactions from the four resigning directors.

Item   6.         Contracts,  Arrangements,  Understandings   or
                  Relationships with Respect to Securities of the Issuer.

      On April 28, 2000, GC committed to purchase, from four senior managers of the Company, an aggregate of 46,709 shares of Common Stock at a price per share, in cash, of $9.25 (the last trade of the Common Stock of NASDAQ prior to April 28, 2000). It is expected that funds for any such purchases would be derived from GC's working capital. Because such shares would be purchased by GC only upon the request of such managers subsequent to August 15, 2000, GC has not reported such shares as representing an increase in GC's majority share ownership stake in the Company, which remains at 656,661 shares of Common Stock (constituting 60.7% of the outstanding voting stock), together with 279,840 Common Stock Purchase Warrants (which, together with the Common Stock ownership of GC, would constitute, if exercised, 68.8% of the outstanding shares of the Common Stock).

     To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock or Warrants. In addition, except as described in the Statement, neither of the
Item 2 Persons nor any of their officers or directors has effected any transaction in any Common Stock or Warrants during the past sixty days.

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Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                            G.C. Associates Holdings Corp.



                            By: /s/  David T.Kettig
                                -------------------------------
                                     David T. Kettig, Secretary



May 4, 2000